

December 21, 2010

DeWitt Drew
President and Chief Executive Officer
Southwest Georgia Financial Corporation
201 First Street, S. E.
Moultrie, Georgia 31768

**Re: Southwest Georgia Financial Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Filed March 31, 2010
          Form 10-Q for the Fiscal Quarter Ended September 30, 2010
          Filed November 15, 2010
          File No. 1-12053**

Dear Mr. Drew:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note that your Form 10-K has no page numbers. Please be sure to paginate all future filings.

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Markets

3.   In future filings, please expand your primary market area information to include information on the population characteristics of the counties you serve, including information and trends relating to population growth or decline, aging and per capita income. Disclose all material information about your operating area for a reader who is not familiar with it.

Risk Factors

4.   In future filings, please revise the formatting of each risk factor subheading to set it off from its corresponding text.

Information About Nominees for Director, page 6 of Proxy Statement on Schedule 14A

5.   In future filings, in discussing the particular experience and qualifications of directors and director nominees, please revise to provide disclosure that is particular to each individual rather than a boilerplate statement. Refer to Item 401(e) of Regulation S-K.

Board Leadership Structure and Role in Risk Oversight, page 8 of Proxy Statement on Schedule 14A

6.   Please revise future filings to clarify on what basis you have determined that your leadership structure is appropriate, given the circumstances of the company.

7.   In the third paragraph of this section you state that independent directors meet "*frequently* in executive sessions." However, on the same page under the subheading "Meetings and Composition of the Board of Directors," you stated that such sessions were held only twice during the year. Please revise future filings to clarify what you mean by "frequently."

Director Nominations, page 9 of Proxy Statement on Schedule 14A

8.   In future filings, please revise to disclose how you consider diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements, page 6

General

9.   Please tell us the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance, as well as the amount of impaired loans for which there is no allowance for credit losses, as of September 30, 2010 and reconcile this information to your non-recurring fair value disclosures provided on page 18. In addition, please refer to ASC 310-10-50-15 and confirm that you will revise all future filings to disclose this information as of each balance sheet date presented.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Investment Securities, page 7

10.   We note that you were required to adopt ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) in the quarter ending June 30, 2009. Please tell us, and revise your footnote disclosure in future filings to address, how the Company has adopted the significantly revised recognition criteria described in paragraphs ASC 320-10-35-33A though 33I of the FASB Accounting Standards Codification for determining whether an impairment is other than temporary. At a minimum, please revise your disclosure in all future filings to be consistent with this guidance, which clarified the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has the intent to sell the debt security, or (b) it is more likely than not that one will be required to sell the debt security prior to its anticipated recovery.

11.   Please provide us with the following as of September 30, 2010, and revise future filings to include:

•   a table detailing amortized cost, gross unrealized gains, gross unrealized losses and fair value for each category of investments for which other than temporary impairments have not been recognized in earnings (including investments for which a portion of other-than-temporary has been recognized in other comprehensive income); and

•   a table detailing the information requested in the preceding bullet point segregated by those investments that have been in a continuous unrealized loss position for less than twelve months and those that have been in a continuous unrealized loss position for twelve months or longer.

        Refer to ASC 320-10-50-6a and ASC 320-10-50-7 in preparing your response and note that this disclosure is required in all annual and quarterly filings.

12.   As a related matter, please refer to ASC 320-10-50-6b to provide us with, and revise future filings to include, an enhanced discussion of your corporate note debt securities that are in a continuous loss position as of September 30, 2010. Your response and the revised disclosure in future filings should provide sufficient information to allow financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary.

13.   In an effort to further enhance the disclosures surrounding your securities portfolio, please consider providing further segregated disclosures surrounding your equity securities (e.g., by business sector, industry, company size, geographic concentration or other economic characteristics of the securities). In addition, please provide us with the following as of September 30, 2010, and disclose this information in all future filings:

   - the total number of securities in your equity securities portfolio and the total number of securities in an unrealized loss position;

   - whether there are a few individual securities that make up a significant portion of your gross unrealized losses. If true, please consider enhancing your disclosure to focus on these specific securities. For example, consider disclosing a list of these individual securities that are in significant unrealized loss positions quantifying the cost basis, fair value, gross unrealized loss and the length of time that the security has been in an unrealized loss position; and

   - for those individual equity securities that have been in an unrealized loss position for greater than twelve months, please provide a description of the specific evidence considered when concluding that these securities were not credit impaired and would recover their value and the time horizon over which you predicted that they would recover for purposes of asserting that you had the intent and ability to hold them until recovery.

Management's Discussion and Analysis of Financial Condition and Results of Operations –
        General, page 19

14.   Please revise your future quarterly reports to provide the information required by Items III and IV of Industry Guide 3 with respect to your loan portfolio and allowance for loan losses. In addition, please provide us with this information as of September 30, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief